

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2012

<u>Via E-mail</u>
Gregory Wahl
President
Vanport Acquisition I, Corp., et al.
4440 McArthur Blvd., Suite 970
Newport Beach, CA 92660

      Re: **Vanport Acquisition I, Corp.**
              Amendment No. 3 to Registration Statement on Form 10-12G
              Filed December 17, 2012
              File No. 000-54787

              Vanport Acquisition II, Corp.
              Amendment No. 3 to Registration Statement on Form 10-12G
              Filed December 17, 2012
              File No. 000-54788

              Vanport Acquisition III, Corp.
              Amendment No. 3 to Registration Statement on Form 10-12G
              Filed December 17, 2012
              File No. 000-54789

              Vanport Acquisition IV, Corp.
              Amendment No. 3 to Registration Statement on Form 10-12G
              Filed December 17, 2012
              File No. 000-54790

              Vanport Acquisition V, Corp.
              Amendment No. 3 to Registration Statement on Form 10-12G
              Filed December 17, 2012
              File No. 000-54791

Dear Mr. Wahl:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director